CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT (INDICATED BY [***]) BECAUSE SUCH INFORMATION IS BOTH NOT MATERIAL AND OF THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

DATED 2 SEPTEMBER 2025
ASO VICTORIA 4 S.À R.L. and METACOMET LLC and HOWDEN APOLLO LIMITED and SKYWARD SPECIALTY INSURANCE GROUP, INC. and APOLLO GROUP HOLDINGS LIMITED
AGREEMENT for the sale and purchase of shares in Apollo Group Holdings Limited

CityPoint
1 Ropemaker Street
London EC2Y 9AW
www.willkie.com

Contents
Clause    Page
2.    Conditions    4
3.    Agreement to sell the Sale Shares    9
4.    Consideration and Payments    9
5.    Completion Schedule    10
6.    Pre-Completion    12
7.    Completion    14
8.    Equity grants to employees; employee bonuses    15
9.    Leakage    16
10.    The Warranties    16
11.    Debt Commitment and Co-operation    17
12.    Claims    23
13.    Protective Covenants    25
14.    Entire agreement    25
15.    Effect of Completion    25
16.    Termination    25
17.    Further assurances    25
18.    Announcements and confidentiality    26
19.    Severance    27
20.    Set off and post-Completion adjustments    27
21.    Alterations    29
22.    Counterparts    29
23.    Costs    29
24.    Currency    29
25.    Agreement binding    29
26.    Rights of third parties    29
27.    Remedies and waivers    30
28.    Several liability    30
29.    Notices    30
30.    Assignment    32
31.    Governing law    32
32.    Jurisdiction    33
33.    Agent for service    33
2

Schedule 1 Sale Shares    35
Schedule 2 Information about the Group    36
Part A – The Company    36
Part B – The Subsidiaries    37
Schedule 3 The Warranties    42
Part A – The Sellers’ Warranties    42
Part B – The Buyer’s Warranties    44
Part C – Additional Warranty given by Metacomet and Howden    46
Schedule 4 Completion    47
Part A – The Sellers’ Obligations    47
Part B – The Buyer’s Obligations    48
Schedule 5 Limitation on Liability    49
Part A – Limitation on the liability of the Sellers    49
Part B – Buyer Limitations    51
Schedule 6 Pre-Completion Conduct and Undertakings    52
Schedule 7 Permitted Leakage    56
Schedule 8 Share Consideration Allocation and Rounding Adjustment; Legends    57
Schedule 9 Protective Covenants    59
Schedule 10        64
Schedule 11 Definitions and Interpretation    67

3

(1)THIS AGREEMENT is dated 2 September 2025 and is made BETWEEN:
(1)ASO VICTORIA 4 S.À R.L., a société à responsabilité limitée incorporated in Luxembourg (registered no. B226504), having its registered office at 1 rue Hildegard von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (“Alchemy”);
(2)METACOMET LLC, a limited liability company incorporated in the State of Florida, United States of America, with registration number L14000062536 (“Metacomet”);
(3)HOWDEN APOLLO LIMITED, a company incorporated in England and Wales whose registered office is at One Creechurch Place, London, United Kingdom, EC3A 5AF and whose registered number is 11350938 (“Howden” and together with Alchemy and Metacomet, the “Sellers”);
(4)SKYWARD SPECIALTY INSURANCE GROUP, INC., a company incorporated in the State of Delaware, United States of America, whose address is at 800 Gessner Road, Suite 600, Houston, Texas 77024, United States of America and with company registration number 4088293 (the “Buyer”); and
(5)APOLLO GROUP HOLDINGS LIMITED, a company incorporated in England and Wales whose registered office is at 1 Bishopsgate, London, United Kingdom, EC2N 3AQ and whose registered number is 12878158 (the “Company”).
RECITALS
(A)The Sellers, together with the Management Sellers, the EBT and the Minority Sellers, own the entire share capital of the Company.
(B)The Buyer shall acquire the entire share capital of the Company pursuant to this Agreement, the Management Sellers’ SPA and each Minority Seller SPA.
NOW IT IS HEREBY AGREED as follows:
1.Definitions and interpretation
In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 11 apply, unless the context requires otherwise.
2.Conditions
2.1The sale and purchase of the Sale Shares is conditional on the satisfaction of all of the following conditions:
(a)the PRA having given and not withdrawn notice (whether or not subject to any conditions, other than a Burdensome Condition) in writing in accordance with section 189(4) or 189(7) of FSMA that it approves or has no objection to the Buyer and any other person who would by virtue of the acquisition of the Sale Shares on Completion become a controller of the Managing Agent (in each case an “Additional Notice Giver”) acquiring control (within the meaning of section 181 of FSMA) of the Managing Agent pursuant to this Agreement, or, in the absence of such notice, the PRA being treated in accordance with section 189(6) of FSMA as having approved the Buyer and each Additional Notice Giver acquiring such control;
(b)Lloyd’s having given notice in writing in accordance with paragraph 43 of the Underwriting Byelaw (No. 2 of 2003) that it consents (whether or not subject to any conditions, other than a Burdensome Condition) to the Buyer and any other person who would by virtue of the acquisition of the Sale Shares on Completion become a controller of the Managing Agent (in each case a “Lloyd’s Controller”) acquiring control of the Managing Agent and “control” and “controller” shall have the meanings given to those expressions in of the Definitions Byelaw (No. 7 of 2005);
(c)Lloyd’s having given notice in writing in accordance with paragraph 12 of the Membership Byelaw (No.5 of 2005) that it consents (whether or not subject to any conditions, other than a Burdensome Condition) to the Buyer and each Lloyd’s Controller acquiring control of the Corporate Members;
(d)copies of duly executed Minority Seller SPAs having been delivered to the Buyer, signed by or on behalf of each Minority Seller, which will at Completion effect the sale of the Minority Shares to the Buyer simultaneously with the occurrence of Completion under this Agreement and the Management Sellers’ SPA in accordance with the process set out therein and in the Shareholders’ Agreement and their consummation not having been prohibited by an injunction (or analogous concept), in a jurisdiction which is relevant to the Transaction, which is reasonably capable of being enforced against the Buyer or the Company;
(e)written confirmation of no-objection from the BMA pursuant to section 30D of the Bermuda Insurance Act to the Buyer becoming new “shareholder controllers” of ABL;
(f)confirmation that all relevant notifications have been made with the BMA pursuant to the Bermuda Exchange Control Act for the change of ultimate beneficial owner of ABL on Completion as a result of the transfer of the Sale Shares; and
(g)confirmation that the notification(s) to the BMA pursuant to section 30EA of the Bermuda Insurance Act for any existing “shareholder controllers” of ABL holding in excess of 10% of Sale Shares in issuance as of the date hereof to dispose of such shares and cease to be a “shareholder controller” of ABL on Completion have been made.
The conditions listed in Clause 2.1 are referred to as the “Conditions”, the Conditions listed in Clauses 2.1(a), (b), (c), (e) and (f) are the “Buyer Regulatory Conditions and the Conditions listed in Clauses 2.1(d) and (g) are the “Seller Conditions”.
2.2Subject to Clause 2.3, the Buyer undertakes, at its own cost, to use reasonable commercial endeavours to ensure that the Buyer Regulatory Conditions are satisfied as soon as possible after the date of this Agreement and in any event by no later than 5:00pm on 2 March 2026 (the “Initial Long Stop Date”), provided that if the Conditions are not satisfied by the Initial Long Stop Date then, unless the parties agree otherwise, the Initial Long Stop Date shall be extended to 5:00pm on 2 June 2026 (the Initial Long Stop Date as may be extended being the “Long Stop Date”).
2.3Where the satisfaction of any Buyer Regulatory Condition is subject to the satisfaction of any condition or conditions requested or imposed by a Relevant Authority on the Buyer or any member of the Buyer’s Group and/or the Group (an “Imposed Condition”), that Buyer Regulatory Condition shall not be satisfied if an Imposed Condition:
(a)requires the disposal or divestment of any material part of the business and/or assets of any member of the Buyer’s Group and/or any Group Company, where such member is not de-minimis in the context of the Buyer’s Group (for this purpose not including the Group) or the Group, each taken as a whole; or

(b)prohibits or materially restricts or limits the continuation of any material part of the business of any member of the Buyer’s Group and/or any Group Company, where such member is not de-minimis in the context of the Buyer’s Group (for this purpose not including the Group) or the Group, each taken as a whole,
(c)(each of the above being a “Burdensome Condition”).
2.4The Company undertakes, at its own cost, to use reasonable commercial endeavours to ensure that the Seller Conditions are satisfied as soon as possible after the date of this Agreement and in any event by no later than the Initial Long Stop Date or the Long Stop Date (as applicable). In particular, the Company shall:
(a)in the event there are any material changes contemplated to the Minority Seller SPAs, obtain the prior consent of the Buyer (acting reasonably) in relation to such changes;
(b)keep the Buyer reasonably informed and up to date as to progress towards satisfaction of the Seller Conditions; and
(c)provide the Buyer as soon as reasonably practicable with copies of any material written communication with any Minority Seller in relation to satisfying the Seller Condition set out in Clause 2.1(d).
2.5Each party to this Agreement shall promptly disclose to each other party:
(a)any matter (of which it is or becomes actually aware) which will or is reasonably likely to prevent any Condition from being fulfilled on or before the Long Stop Date;
(b)any indication (of which it is or becomes actually aware) that any Relevant Authority may withhold its approval of, or raise an objection to, or impose any condition on the acquisition of control by the Buyer and each Additional Notice Giver and/or Lloyd’s Controller;
(c)any indication that the PRA or the FCA is considering issuing a warning notice under section 189(4)(b) of FSMA or that any other Relevant Authority is considering taking any action or steps which would have a similar effect; or
(d)any other material development regarding the fulfilment of the Conditions set out in Clause 2.1 of which it becomes actually aware.
2.6The parties acknowledge that as at the date of this Agreement, the parties have prepared substantially complete drafts of the Required Submissions (as defined below) and they intend to file final copies of the Required Submissions as soon as practicable after the date of this Agreement. The Buyer shall (to the extent not undertaken at the date hereof) communicate or meet with the Relevant Authorities in the usual way within five (5) Business Days of the date hereof to discuss and agree the process for satisfying the Buyer Regulatory Conditions and shall (to the extent required and not undertaken at the date hereof) make all appropriate and complete submissions, notifications and other filings in connection with, or required to satisfy, the Buyer Regulatory Conditions (the “Required Submissions”) as soon as reasonably practicable and in any event no later than fifteen (15) Business Days after the date of this Agreement. The Buyer shall, and shall procure that each Additional Notice Giver and Lloyd’s Controller shall, respond promptly to any request from Relevant Authorities for further information in connection with such Required Submissions.

2.7The Buyer shall, at the same time as they are filed, provide the other parties with copies of the Required Submissions that are made by it or on its behalf pursuant to Clause 2.6 (with commercially sensitive information redacted).
2.8The Buyer undertakes to keep the Company and the Sellers, and the Company undertakes to keep the Buyer, informed and up to date as to progress towards satisfaction of the Conditions. The Buyer and the Company undertake to:
(a)provide the other with draft copies of all material submissions and communications (with commercially sensitive information redacted) to the Relevant Authorities in relation to satisfying the Conditions at such time as will allow the other a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent (and, in completing such submissions or communications, each agrees to consider any reasonable comments made by the other);
(b)save as expressly otherwise directed by a Relevant Authority, allow a representative of the Buyer and/or the Company (as applicable) to attend relevant meetings with a Relevant Authority which have been convened to discuss the Group Companies in the context of satisfaction of the Conditions, and, where appropriate, to make oral submissions at such meetings; and
(c)provide the other as soon as reasonably practicable with copies of any material written communication, and updates (written or oral) of the substance of any material oral communications with any Relevant Authority in relation to satisfying the Conditions where such communications have not been independently or simultaneously supplied to the other (with commercially sensitive information redacted or omitted as the case may be), and, where practicable, to consult with the other before initiating any material new communication with a Relevant Authority regarding satisfaction of the Conditions.
2.9The Sellers [***] shall (so far as they are lawfully able) procure (through the exercise of the rights attached to their Sale Shares and where applicable as a director of a Group Company) that each Group Company shall provide on reasonable notice such assistance and information about the Group and the business of the Group as may reasonably be required by the Buyer to enable it, any Additional Notice Giver and any Lloyd’s Controller to provide appropriate and complete submissions and responses to the Relevant Authorities in connection with the satisfaction of the Conditions, and co-operate with the Buyer and the Relevant Authorities (as the case may be) to enable the Buyer to satisfy the Conditions. In particular, the Sellers [***] shall make and/or assist in the making of such submissions to the BMA as are necessary in connection with the satisfaction of the Condition in Clause 2.1(g).
2.10The Company shall provide to the Buyer such assistance as the Buyer may reasonably require in connection with the satisfaction of the Conditions. In particular, the Company shall use reasonable commercial endeavours to procure that:
(a)the Managing Agent makes and/or assists in the making of such notifications to Lloyd’s as are necessary in connection with the satisfaction of the Condition in Clause 2.1(b);
(b)each Corporate Member makes and/or assists in the making of such notifications to Lloyd’s as are necessary in connection with the satisfaction of the Condition in Clause 2.1(c); and

(c)ABL makes and/or assists in the making of such submissions under the Bermuda Exchange Control Act as are necessary in connection with the satisfaction of the Condition in Clause 2.1(f).
2.11If any of the Buyer or any Seller or the Company becomes aware of the satisfaction of any Condition, that party shall:
(a)within one Business Day of becoming actually aware of that fact, give notice to the other parties that the Condition has been satisfied; and
(b)within two (2) Business Days of becoming actually aware of that fact, provide the other parties with copies of any written communication received from the Relevant Authority in relation to the satisfaction of the Condition where such communications have not been independently or simultaneously supplied to the other parties (with commercially sensitive information redacted).
2.12If the Conditions are not fulfilled on or before 5:00pm on the Long Stop Date or become incapable of being satisfied at or before that time, then without prejudice to any rights which any party may have against any other party pursuant to the Share Purchase Documents, this Agreement, other than this Clause and the Surviving Provisions (which shall continue in full force and effect), shall automatically terminate, provided that nothing in this Clause 2.12 shall limit any rights or obligations of any party under this Agreement which have accrued before termination.
3.Agreement to sell the Sale Shares
3.1Each of the Sellers agree to sell, and the Buyer agrees to buy from each of the Sellers, the Sale Shares held by the relevant Seller, details of which are set out in Schedule 1, with full title guarantee and free from all Encumbrances.
3.2The consideration for the sale of the Sale Shares shall be determined in accordance with Clause 4.
3.3Title to, beneficial ownership of, and any risk attaching to, the Sale Shares shall pass on Completion together with all associated rights and benefits attaching or accruing to them on or after Completion.
3.4Each of the Sellers irrevocably waives any rights of pre-emption conferred on them by the articles of association of the Company, the Shareholders’ Agreement or otherwise over any of the Sale Shares held by them and over any other Shares (sold pursuant to the Management Sellers’ SPA or otherwise), including any rights created after the date hereof and on or before Completion.
3.5The Buyer shall not be obliged to complete the sale or purchase of any of the Sale Shares unless the Conditions under this Agreement and under the Management Sellers’ SPA have been satisfied, waived or fulfilled and all Shares (whether to be sold pursuant to this Agreement, the Management Sellers’ SPA or the Minority Seller SPAs) are sold and purchased simultaneously.
3.6The parties agree and acknowledge that this Agreement, the Management Sellers’ SPA and the Minority Seller SPAs are independent contracts binding their respective signatories.
3.7[***]
4.Consideration and Payments
4.1Amount

4.1Subject to Clause 4.5, the total consideration for the purchase of all of the Sale Shares under this Agreement, the Management Sellers’ SPA and the Minority Seller SPAs (the “Consideration”) shall be:
(a)USD 565,000,000; minus
(b)the Disclosed Transaction Costs; plus
(c)the VWAP Adjustment Amount.
Consideration Settlement
4.2The Consideration shall be apportioned amongst the Sellers in accordance with their respective Cash Consideration Allocation and Share Consideration Allocation. It is acknowledged and agreed that Alchemy shall receive payment of all the amounts of Consideration due to them in cash payments only and not by the issue of any Share Consideration.
4.3Notwithstanding the articles of association of the Company and the Shareholders’ Agreement, each Seller agrees to its allocation of the Consideration set out in the Completion Schedule.
4.4The relevant proportion of the Consideration to be paid to each Seller shall be satisfied upon Completion by way of:
(a)cash payments in respect of the Cash Consideration (in accordance with their respective Cash Consideration Allocation) in such amounts as set out in the Completion Schedule; and
(b)the issuance by the Buyer of the Share Consideration to each of Metacomet and Howden (in accordance with their respective Share Consideration Allocation) in such amounts calculated in accordance with Schedule 8.
Reduction of Consideration
4.5If any Leakage (a) is notified under Clause 9.4 or (b) otherwise comes to the attention of the Buyer and is agreed in writing with a Seller alleged to be in breach of Clause 9.1 (each a “Relevant Seller”), in each case before the date of preparation of the Completion Schedule (such Leakage being “Specified Pre-Completion Leakage”), that Relevant Seller’s Cash Consideration Allocation shall be reduced by an amount equal to the aggregate amounts of Specified Pre-Completion Leakage in respect of such Relevant Seller (capped at a maximum reduction equal to such Relevant Seller’s Cash Consideration Allocation), which shall discharge the Relevant Seller’s obligation to make payment of such Specified Pre-Completion Leakage under Clause 9.2 to the extent of the amount of Cash Consideration Allocation so reduced. For the avoidance of doubt, (i) there shall be no double recovery of amounts in respect of Leakage paid under this Clause 4.5 at Completion and amounts in respect of Leakage paid after Completion pursuant to Clause 9.2, and (ii) as set out in Schedule 5, the total amount of Leakage payable by a particular Seller shall not be greater than the Consideration payable to such Seller.
4.6If any payment is to be made by any Seller to the Buyer at or prior to Completion in respect of any Seller Claim, the payment shall be made by way of adjustment of the Consideration paid by the Buyer for the Sale Shares held by the Relevant Seller under this Agreement, which shall be deemed to have been reduced by the amount of such payment.

5.Completion Schedule
5.1At least ten (10) Business Days prior to the Completion Date (or such later date as may be agreed between the parties), the Sellers shall deliver to the Buyer a schedule (the “Completion Schedule”), which is calculated as at the Completion Date (ignoring for these purposes the last sentence of Clause 7.3) setting out:
(a)the amount of the Consideration;
(b)the amount of the Consideration that comprises the Cash Consideration;
(c)the amount of the Consideration that comprises the Share Consideration;
(d)the Disclosed Transaction Costs, including a breakdown of (i) VAT thereon, (ii) Recovered VAT or any recoverable VAT thereon which has been agreed between the Buyer and the Sellers in accordance with Clause 20.2, and (iii) the Sellers’ W&I Costs Contribution Amount;
(e)to the extent relevant, the amount of any Specified Pre-Completion Leakage deducted in accordance with Clause 4.5;
(f)[***];
(g)the Consideration in respect of each Seller;
(h)the Cash Consideration Allocation in respect of each Seller, taking into account (i) the VWAP Adjustment Amount Allocation and the Rounding Adjustment Amount Allocation in respect of each Seller receiving Share Consideration Allocation and (ii) any adjustments required to the Cash Consideration Allocation to reflect the waterfall in Article 6 of the Articles of the Company and the fact that the Share Consideration Allocation has been fixed as at the date of this Agreement in accordance with Schedule 8; and
(i)the Share Consideration Allocation in respect of each relevant Seller, and the Buyer shall bear no responsibility for the accuracy of the calculations or allocations of Consideration in the Completion Schedule.
5.2The Completion Schedule and its contents (and all formulae behind the contents) shall be the same as the Indicative Completion Schedule, save for any adjustments as follows:
(a)the Completion Date not being 1 January 2026 (given the output of the waterfall under the Articles of the Company will differ accordingly);
(b)any change to the Recovered VAT and any recoverable VAT which has been agreed between the Buyer and the Sellers in accordance with Clause 20.2 relating to Disclosed Transaction Costs;
(c)the amount of any Specified Pre-Completion Leakage in relation to any Relevant Seller;
(d)any change to the Sellers’ W&I Costs Contribution Amount resulting from a change to the premium payable in respect of the W&I Policy; and
(e)any change to the amount of the Disclosed Transaction Costs resulting from a change to the transaction costs comprised in the definition of “Disclosed Transaction Costs”,

leading to consequential changes (flowing through the spreadsheet) to the Consideration, Cash Consideration Allocation and the Disclosed Transaction Costs. The Buyer shall bear no responsibility for the accuracy of the calculations or allocations of Consideration in the Indicative Completion Schedule.
6.Pre-Completion
6.1Each of the Sellers shall (so far as they are lawfully able) procure (through the exercise of the rights attached to their Sale Shares and where applicable as a director of a Group Company) that, pending Completion or the earlier termination of this Agreement in accordance with its terms, and the Company shall, and shall procure that each Group Company shall, comply with the Pre-Completion Undertakings as set out in Part A of Schedule 6.
6.2Nothing in this Clause 6 or Schedule 6 shall operate so as to prevent or restrict:
(a)any matter reasonably undertaken in an emergency or disaster situation, with the intention of mitigating any adverse effect thereof and which is considered reasonable and proportionate given the prevailing circumstances at the relevant time (and of which the Buyer will be notified as soon as reasonably practicable, and to the extent reasonably practicable, the relevant Group Company shall consult with the Buyer in relation to the relevant matter where such matter would otherwise contravene Schedule 6);
(b)any action required in accordance with any contract or arrangement entered into by any Group Company in the ordinary course on or after the date of this Agreement which does not contravene the undertakings set out in this Clause 6 or Schedule 6;
(c)the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into:
(i)prior to the date of this Agreement and which has been provided in the Data Room to the Buyer; or
(ii)in the ordinary course on or after the date of this Agreement and which does not contravene the undertakings set out in this Clause 6 or Schedule 6;
(d)the carrying out of any act or the undertaking of any matter necessary (in the reasonable belief of the Company and each relevant Group Company) in order to ensure compliance with Applicable Laws (including any Applicable Laws relating to prudential matters and other requirements of a Regulatory Authority);
(e)the Managing Agent taking any action (or refraining from taking any action) to the extent necessary (in its reasonable belief) to comply with its legal or contractual obligations to the members of the Syndicates;
(f)a Group Company from committing to any Regulatory Authority to carry out any act or undertake any matter required or reasonably (in the opinion of the relevant Group Company) requested by that Regulatory Authority and the carrying out of any act or undertaking of any matter required pursuant to such commitment;
(g)the performance of any obligation under any Share Purchase Documents;

(h)any matter undertaken at the written request or with the written consent (such consent not to be unreasonably conditioned, withheld or delayed) of the Buyer;
(i)the incurrence or making of Permitted Leakage Payments;
(j)any action taken by the Managing Agent, the Company or ABL (and to the extent relevant APL 16) in connection with the finalisation of the syndicate lists for the Syndicates and the related financing (including reinsurance) for the 2026 Year of Account (with the Company and ABL providing updates and taking into account reasonable observations of the Buyer, to the extent permitted by Applicable Law and the Managing Agent’s conflicts policy); or
(k)the making by a Group Company of any payment of or in respect of Taxation in the ordinary course which is or which before Completion becomes due to a Taxation Authority.
6.3The Company shall comply with the obligations set out in Part B of Schedule 6 between the date of this Agreement and Completion.
6.4The Buyer shall:
(a)deposit the funds necessary to satisfy the Cash Consideration in the account of the Paying Agent in accordance with the terms of the Paying Agent Agreement in order to enable Completion to occur on 1 January (if the last in time of the Conditions is satisfied by 5pm on 24 December 2025) or otherwise within three (3) Business Days of satisfaction of the last in time of the Conditions, to enable Completion to occur in accordance with Clause 7.1(b); and
(b)liaise with all Sellers receiving Share Consideration (once the necessary contact details have been provided by the Company, and the Buyer shall liaise with the Company as to what is required in this respect) as to the means of opening a book-entry account with the Buyer’s transfer agent and the information required in connection therewith, including customary Know-Your-Customer requirements, and will do so in good time ahead of Completion, and intends to commence this process within 15 Business Days of the date of this Agreement (and shall do so in any event before 30 November 2025); and
(c)should any technical, AML / KYC and/or other compliance issues arise regarding the Buyer’s transfer agent’s ability to open a book-entry account in the name of any Seller, the Buyer, the Company and that Seller shall cooperate and act reasonably and in good faith to find an appropriate solution in order to enable that Seller to receive its Share Consideration Allocation.
6.5The Sellers, the Buyer and the Company shall, acting reasonably and in good faith, agree and enter into the final Paying Agent Agreement promptly following the date of this Agreement. If the Paying Agent Agreement has not been entered into between the Sellers and the Buyer before Completion, the Buyer reserves the right to satisfy the Cash Consideration by way of direct payment of each Seller’s Cash Consideration Allocation to an account to be notified to it by that Seller, and in such case the Buyer’s obligation under Schedule 4, Part B, paragraph 2 shall be deemed amended as necessary (including for the purposes of Clause 7.3).

7.Completion
7.1Subject to Clauses 3.5 and 7.5, Completion shall take place at the offices of Willkie Farr & Gallagher (UK) LLP at 1 Ropemaker Street, London EC2Y 9AW (or at such other place as the parties may agree on or prior to the Completion Date):
(a)not prior to 1 January 2026; and
(b)subject to Clause 7.1(a), not later than three Business Days after the last in time of the Conditions is satisfied or waived, other than those Conditions (or elements thereof) that by their nature are only capable of satisfaction at Completion,
(c)or such other date as may be agreed between the parties.
7.2At Completion:
(a)each Seller shall do those things they or it is required to do by Part A of Schedule 4; and
(b)the Buyer shall do those things listed in Part B of Schedule 4.
7.3All documents and items delivered at Completion pursuant to Schedule 4 shall be held by the recipient to the order of the person delivering the same until such time as Completion shall be deemed to have taken place. Completion shall be deemed to have taken place once all obligations referred to in Schedule 4 (other than the obligation in Schedule 4, Part B, paragraph 2) have been fulfilled or waived by the person entitled to receive the relevant document or item, save that the obligation set out in Schedule 4, Part B, paragraph 1(b) shall be deemed satisfied provided all other steps necessary for Completion to occur have occurred and the Paying Agent has been provided with the funds necessary to pay the Cash Consideration and the Buyer shall have issued the necessary instruction to the Paying Agent ahead of the time for Completion, save where the Buyer has elected to make direct payments in accordance with Clause 6.5 where entitled to do so, in which case the obligation in Schedule 4, Part B, paragraph 1(b) shall be deemed satisfied when such direct payment is received in the bank account of the recipient that is last to receive such payment. Simultaneously therewith, the documents and items delivered in accordance with this Clause 7.3 shall cease to be held to the order of the person delivering them. The parties intend that Completion shall occur or be deemed to occur at the Effective Time.
7.4The obligation set out in Schedule 4, Part B, paragraph 2 shall be deemed satisfied upon each relevant Seller having received evidence of the Buyer having given an Irrevocable Instruction to the Buyer’s transfer agent to issue book-entry shares of Buyer Common Stock to each Seller representing the Share Consideration allocated to such Seller in accordance with the Share Consideration Allocation as soon as reasonably practicable following Completion (save that if the relevant Seller has not opened a book entry account with the Buyer’s transfer agent and satisfied customary Know-Your-Customer requirements, the Buyer shall not be required to instruct the Buyer’s transfer agent to issue the Share Consideration Allocation to that Seller until such account has been opened and requirements fulfilled). The Buyer recognises the desire of each Seller receiving Share Consideration Allocation to receive that Share Consideration Allocation on or as soon as reasonably practicable following Completion and the Buyer shall provide evidence of the issue of the Share Consideration Allocation to each Seller as soon as reasonably practicable following the Share Consideration being issued.

7.5If the Sellers or the Buyer (the “Affected Party”) fails or is unable to comply with any of its obligations under Clause 7.2 or Schedule 4 on the Completion Date then the other (the “Unaffected Party”) may:
(a)defer Completion (by notice to the Affected Party) to a date (being a Business Day) not more than twenty (20) Business Days after that date (in which case the provisions of this Clause 7.5 and Clause 7.6 shall apply to Completion as so deferred); or
(b)proceed to Completion so far as practicable but without prejudice to the Unaffected Party’s rights where the Affected Party has not complied with its obligations under this Agreement.
7.6If the Affected Party fails or is unable to comply with its obligations under paragraph 1 of Part A of Schedule 4 (where the Affected Party is the Sellers) or paragraph 1(b) of Part B of Schedule 4 (where the Affected Party is the Buyer) on any date to which Completion is deferred in accordance with Clause 7.5(a), the Unaffected Party shall have the right, in addition to its rights in Clauses 7.5(a) and 7.5(b), to terminate this Agreement (other than this Clause, Clause 7.7 and the Surviving Provisions, which shall continue in full force and effect) on such date by notice to the Affected Party.
7.7If this Agreement is terminated in accordance with Clause 7.6, all rights and obligations of the parties under this Agreement shall end (except for rights and obligations under the Surviving Provisions which shall remain in full force and effect), provided that nothing in this Clause 7.7 shall limit any rights or obligations of any party under this Agreement which have accrued before termination.
7.8The Sellers hereby agree that the Shareholders’ Agreement shall terminate on Completion, and each such Seller irrevocably waives any and all claims such Seller may have under the Shareholders’ Agreement with effect from and conditional on Completion.
8.Equity grants to employees; employee bonuses
8.1Following Completion, the Buyer will cause the allocation and award of the RSUs in accordance with the RSU Grant Agreement.
8.2The Buyer acknowledges and agrees that the bonuses payable to eligible employees of the Group for the financial year ending 2025, which will be paid in 2026, shall remain payable in accordance with the relevant employee’s contractual employment terms and/or the Remuneration Policy notwithstanding the occurrence of Completion.
9.Leakage
9.1Each Seller severally:
(a)warrants to the Buyer that, during the period from (but excluding) the Locked Box Date up to and including the date of this Agreement, no member of its Seller Group has received, become entitled to receive or will actually receive any amount of Leakage other than Permitted Leakage Payments; and
(b)undertakes to the Buyer that, during the period commencing on the date of this Agreement up to and including the date of Completion, no member of its Seller Group will receive, become entitled to receive or will actually receive any amount of Leakage other than any Permitted Leakage Payments.
9.2From Completion, in the case of any breach of the warranty and undertaking set out in Clause 9.1, each Seller covenants and undertakes to pay to the Buyer on demand promptly (and in any event within ten (10) Business Days) following receipt of written notice from the Buyer (containing reasonable documentary evidence and details, including quantum) an amount in cash equal to any Leakage made to the relevant Seller or any member of its Seller Group.
9.3The Buyer’s only remedy in relation to Leakage is that contained in this Clause 9 and Clause 4.5.
9.4Each Seller covenants with and undertakes to the Buyer that it shall notify the Buyer in writing promptly upon becoming aware of any Leakage made to such Seller or any member of its Seller Group.
9.5A Seller shall not be liable for a Leakage Claim unless the Buyer has given that Seller notice of that Leakage Claim, stating, to the extent practicable, in reasonable detail the nature of the Leakage Claim and the Buyer’s then best estimate of the amount claimed, by no later than nine months after Completion.
9.6Nothing in this Clause 9 shall require the Buyer to prove that a Seller or any member of its Seller Group caused or brought about (directly or indirectly) any Leakage.
10.The Warranties
10.1Subject to Clause 12:
(a)each of (i) the Sellers warrants to the Buyer on a several basis (and to the extent that a Sellers’ Warranty relates to a Seller or its holding of Sale Shares, in respect of itself or its own such holding only) that each of the Sellers’ Warranties is true and accurate in respect of that Seller as at the date of this Agreement and (ii) Metacomet and Howden warrants to the Buyer on a several basis (in each case in respect of itself only) that the Additional Warranty is true and accurate in respect of that Seller as at the date of this Agreement; and
(b)immediately prior to Completion, each of (i) the Sellers shall be deemed to warrant to the Buyer on a several basis (and to the extent that a Sellers’ Warranty relates to a Seller or its holding of Sale Shares, in respect of itself or its own such holding only) that each of the Sellers’ Warranties is true and accurate in respect of that Seller by reference to the facts and circumstances subsisting at that time and (ii) Metacomet and Howden shall be deemed to warrant to the Buyer on a several basis (in each case in respect of itself only) that the Additional Warranty is true and accurate in respect of that Seller by reference to the facts and circumstances subsisting at that time.
10.2The Buyer warrants to each of the Sellers that each of the Buyer’s Warranties is true and accurate at the date of this Agreement and, immediately prior to Completion, the Buyer shall be deemed to warrant to each of the Sellers that each of the Buyer’s Warranties is true and accurate by reference to the facts and circumstances subsisting at that time.
10.3During the period beginning on the execution of this Agreement and ending on the Completion Date:
(a)each Seller shall disclose to the Buyer in writing as soon as reasonably practicable (and in any event before Completion) in reasonable detail (to the extent then available) to enable the Buyer to accurately assess the situation, of any matter or circumstance which becomes known to such Seller which will make any Sellers’ Warranty or Additional Warranty given in respect of itself untrue or inaccurate when repeated on a daily basis up to Completion. For the avoidance of doubt, any disclosure made in accordance with this Clause

10.3(a) shall not qualify, or limit the Sellers’ liability in respect of, any Sellers’ Warranty or Additional Warranty; and
(b)the Buyer shall disclose to the Sellers in writing as soon as reasonably practicable (and in any event before Completion) in reasonable detail (to the extent then available) to enable the Sellers to accurately assess the situation, of any matter or circumstance which becomes known to the Buyer which will make any Buyer’s Warranty untrue or inaccurate when repeated on a daily basis up to Completion. For the avoidance of doubt, any disclosure made in accordance with this Clause 10.3(b) shall not qualify, or limit the Buyer’s liability in respect of, any Buyer’s Warranty.
10.4Each of the paragraphs in Schedule 3 shall be construed as a separate and independent Warranty and the Buyer shall have a separate claim and right of action in respect of every breach of a Sellers’ Warranty or Additional Warranty (provided that there shall be no double recovery in respect of the same loss).
10.5The Sellers’ Warranties, the Additional Warranty and the Buyer’s Warranties shall not in any respect be extinguished or affected by Completion.
10.6The Buyer acknowledges that save as set out in this Agreement, no other warranties or representations of any kind are given by or on behalf of the Sellers.
10.7The Seller acknowledges that save as set out in this Agreement, no other warranties or representations of any kind are given by or on behalf of the Buyer.
11.Debt Commitment and Co-operation
11.1Debt Commitment Papers
(a)The Buyer has delivered to the Sellers true, complete and correct copies of the Debt Commitment Papers from the lenders party thereto (collectively, the “Lenders”) and the arrangers party thereto, pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to provide to the Buyer the Debt Commitments.
(b)As of the date hereof, the Debt Commitment Papers have not been amended, modified, terminated or withdrawn; provided that the existence or exercise of “market flex” provisions contained in the Debt Fee Letters, shall not constitute an amendment or modification of the Debt Commitment Papers.
(c)As of the date hereof, the Debt Commitment Papers are in full force and effect and constitute the legal, valid and binding obligations of the Buyer and, to the knowledge of the Buyer, the Lenders, in each case, except as limited by the application of bankruptcy, insolvency, reorganisation, moratorium and similar Applicable Laws relating to or affecting creditors’ rights or to general principles of equity.
(d)As of the date hereof, there are no other legally binding agreements, side letters or arrangements relating to the Debt Financing (other than the Debt Commitment Papers and the Debt Fee Letters) among the parties thereto that would reasonably be expected to adversely affect the availability of the Debt Financing.
(e)As of the date hereof, the Debt Financing is subject to no conditions precedent other than those set forth in the Debt Commitment Papers and the Debt Fee Letters.

(f)As of the date hereof, to the knowledge of the Buyer, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach by the Buyer under the Debt Commitment Papers that would reasonably be expected to adversely affect the availability of the Debt Financing.
(g)Assuming the funding in full of the Debt Financing on the Completion Date and the performance by the Buyer of its obligations under this Agreement, as of the date hereof, the Buyer will have on the Completion Date sufficient funds to pay all obligations of the Buyer hereunder due on the Completion Date and any fees and expenses required to be paid by the Buyer in connection with Completion and/or the Debt Financing.
11.2Buyer’s Debt Undertakings
(a)The Buyer undertakes that its obligations under this Agreement are not subject to any conditions regarding the Buyer’s, or any other person’s, ability to obtain financing for the consummation of the Transaction. For the avoidance of doubt, if any Debt Financing has not been obtained, the Buyer will nonetheless be obliged to perform its obligations under Clause 4 and Clause 7 and consummate the Transaction in accordance with the terms of this Agreement.
(b)The Buyer undertakes that it has, and will have at Completion, the necessary cash resources and/or debt commitments provided (including under the Debt Commitment Papers and any convertible notes or other debt instrument issued in lieu thereof) (such debt commitments and/or any convertible notes or other debt instrument issued in lieu thereof being the “Debt Financing”) which together are sufficient to meet its obligations under this Agreement to pay the Cash Consideration.
(c)The Buyer undertakes to the Sellers that it will not, without the prior written consent of the Sellers (such consent not to be unreasonably, withheld, conditioned or delayed), terminate or amend or vary any term or condition of the Debt Commitment Papers (it being understood that the exercise of any “market flex” provisions contained in the Debt Fee Letters shall be deemed not to be an amendment or variation) in any manner which would adversely affect the Buyer’s ability to fulfil its payment obligations on Completion pursuant to this Agreement or which would make the availability at Completion of the funds under the Debt Commitment Papers less certain or subject to any additional conditions, provided that, the Buyer may replace, restate, supplement, modify, assign, substitute or amend the Debt Commitment Papers to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) so long as such addition or replacement would not affect the availability of the total amount of the Debt Financing on the Completion Date. Upon any such amendment, supplement or other modification of, or waiver under, the Debt Commitment Papers in accordance with this Clause 11.2(c), the term “Debt Commitment Papers” shall mean such Debt Commitment Papers as so amended, supplemented, modified or waived.
(d)The Buyer shall use reasonable endeavours to:
(i)maintain in effect the Debt Commitment Papers (subject to the right of the Buyer to replace, restate, supplement, modify, assign, substitute or amend the Debt Commitment Papers in accordance with Clause 11.2(c));

(ii)enter into definitive agreements with respect to the Debt Commitment Papers (such definitive agreements being referred to as the “Debt Financing Agreements”) on terms and conditions no less favourable to the Buyer than those contained in the Debt Commitment Papers and the Debt Fee Letters (subject to any such “market flex” provisions contained in the Debt Fee Letters) and maintain in effect the Debt Financing Agreements if entered into prior to Completion;
(iii)satisfy, and use reasonable endeavours to cause the Debt Financing Sources to confirm the satisfaction, on a timely basis, or obtain the waiver of, all conditions applicable to the Buyer contained in the Debt Commitment Papers (or any definitive agreements related thereto);
(iv)consummate the Debt Financing contemplated by the Debt Commitment Papers, the Debt Financing Agreements and the Debt Fee Letters substantially concurrently with Completion; and
(v)enforce its rights under the Debt Commitment Papers or the Debt Financing Agreements to the extent necessary to ensure its compliance with its obligations under this Agreement.
(e)The Buyer shall notify the Sellers promptly of any fact, matter or circumstance that may cause any delay or impediment, directly or indirectly, to the Buyer drawing down such amounts under the terms of the Debt Commitment Papers as shall be necessary to allow the Buyer to comply with its obligations under Clause 7 and Schedule 4.
(f)On the date of this Agreement, the Buyer has delivered to the Sellers:
(i)a copy of the Debt Commitment Papers, pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide to the Buyer debt financing in the aggregate amount set forth therein in connection with the Transaction;
(ii)copies of the fee letters (the “Debt Fee Letters”) related to the Debt Commitment Papers, provided that the existence and/or amount of fees, flex provisions, pricing terms, pricing caps and other commercially sensitive numbers specified therein have been redacted; and
(iii)copies of letters duly executed by each lead arranger in respect of the Bridge Facility (as defined in the Debt Commitment Papers) to the Buyer confirming that, other than Completion occurring, all conditions precedent to drawdown of all debt finance to be provided to the Buyer, for the purposes of the Transaction have been satisfied or are under the Buyer’s control or in agreed form and will be satisfied at Completion.
11.3During the period from and after the date hereof until the earlier of Completion and such time as this Agreement is terminated in accordance with Clause 16, the Company shall, and the Sellers shall procure (through the exercise of the rights attached to their Sale Shares and where applicable as a director of a Group Company) that the Company shall, use commercially reasonable efforts to provide, and the Company shall cause each Group Company to use its commercially reasonable efforts to provide, and shall use commercially reasonable efforts to cause its and their respective Representatives to use commercially reasonable efforts to provide, in each case, at Buyer’s sole cost and expense, such customary cooperation in connection with causing the conditions to the Debt Financing to be satisfied as may be reasonably requested by Buyer, including using commercially reasonable efforts to:

(a)make available to the Buyer, its advisors and its Debt Financing Sources such financial and other pertinent historical information regarding the Company as may be reasonably requested by the Buyer, its advisors or its Debt Financing Sources, including the financial statements required to be delivered pursuant to clause 3 of Annex B of the Debt Commitment Papers, provided, that none of the Sellers, the Company, any Group Company or any Representatives of the foregoing shall be required to provide any such information pursuant to this Clause 11.3(a) that is not reasonably available to the Company or any Group Company under its respective current reporting systems, that the Company or any Group Company is not reasonably able to produce without undue burden or expense at such time or to the extent that the provision thereof would violate any Applicable Law, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by the Company or any Group Company of any of the foregoing unless any such information would be required to ensure that the information provided pursuant to this Clause 11.3(a) would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading;
(b)to the extent reasonably requested by Buyer, direct the auditors with respect to the Company to participate in a reasonable number of accounting due diligence sessions and provide customary comfort letters (including “negative assurance” comfort and change period comfort) reasonably requested by Buyer with respect to financial information (including the historical information of the Business included in the pro forma financial information) of the Company included in any offering documents relating to the Debt Financing in which the combined financial statements of the Company are included or as are customarily required in an offering of securities of the type contemplated by the Debt Financing, which letters such accountants would be prepared to issue at the time of pricing and closing of any offering, and, if required, customary consents to the use of their audit reports on the combined historical financial statements of the Company in any offering documents relating to the Debt Financing in which the combined historical financial statements of the Company are included, in each case subject to such auditors’ customary policies and procedures and applicable auditing standards;
(c)ensure that an officer of the Company executes customary authorisation letters in connection with bank information memoranda authorising the distribution of information to prospective lenders (including customary representations with respect to accuracy of information and material non-public information so long as the Company has been provided with drafts of such documents within a reasonable period of time prior to the requested execution of the letter to which such representations relate);
(d)assist with the preparation of customary lender and investor presentations, rating agency presentations, bank information memoranda, marketing materials and other similar documents and materials in connection with the Debt Financing and participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (in each case, via teleconference or video conference and upon reasonable prior notice, during normal business hours, and at mutually agreed times) with providers or potential providers of the Debt Financing and ratings agencies; and
(e)assist with the Buyer’s preparation of definitive written financing documentation for the Debt Financing and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, customary officer’s certificates and corporate resolutions, as applicable).

11.4The Company hereby consents to the use of its logos, and each Group Company’s logos, in connection with the Debt Financing, so long as such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any Group Company or the reputation or goodwill of the Company or any Group Company.
11.5In addition, the Company shall, at least four (4) Business Days prior to the Completion Date, deliver all documentation and other information relating to the Company or any Group Company as is reasonably requested by the Buyer, its advisors and its Debt Financing Sources at least ten (10) Business Days prior to the Completion Date with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230).
11.6The cooperation and other obligations contemplated by Clause 11.3 shall not (A) require any action that would (or would reasonably be expected to) (i) cause any warranty in this Agreement, the Management Sellers’ SPA or the Management Warranty Deed to be breached or (ii) cause any Condition to fail to be satisfied or otherwise cause any breach of this Agreement, (B) require the Company or any of Group Company or their respective Representatives to (other than with respect to the authorisation letter contemplated by Clause 11.3(c) above and the “know-your-customer” information referred to in Clause 11.5 above (provided that such authorisation letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Company, each Group Company and their respective Representatives and affiliates from any liability in connection with the unauthorised use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith) (such documents, the “Applicable Documents”)), (1) execute, deliver, enter into, approve or perform any agreement, commitment, document or instrument, or modification of any agreement, commitment, document or instrument, (2) deliver or cause the delivery of any legal opinions or reliance letters or any certificate as to solvency or any other certificate in connection with the Debt Financing (excluding the Applicable Documents), (3) adopt any resolutions, execute any consents or otherwise take any corporate or similar action or deliver any certificate (other than the Applicable Documents), in connection to the Debt Financing or the incurrence of indebtedness thereby or (4) pay any commitment or other similar fee, incur or reimburse any costs or expenses or incur any liability or obligation of any kind or give any indemnities prior to Completion in connection with the Debt Financing, (C) require the Company or any Group Company or their respective affiliates and Representatives to deliver any certificate or take any action pursuant to Clause 11.3 if doing so would reasonably be expected to cause any director, officer or employee or stockholder of the Company or such Group Company, Affiliate or Representative to incur personal liability, (D) require the Company or any of its Subsidiaries to provide, or cause to be provided, any information the disclosure of which is prohibited or restricted under any contract with a third party, (E) require the Company or any Group Company to amend or waive any terms of this Agreement or take any action that will conflict with or violate its organizational documents, attorney-client privilege or any Applicable Laws (in any material respects) or result in a violation or breach of, or default under, any contract (in any material respects), or (F) unreasonably interfere with the ongoing operations of the Company or any Group Company; it being understood that under no circumstances shall the Company, any Group Company or their respective Representative be required to provide pro forma financial information, projections or other pro forma adjustments, all of which shall be the responsibility of Buyer; provided that, with respect to (D) and (E), the Company will inform the Buyer of the general nature of the document or information being withheld and use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of such contract.

11.7The Buyer shall indemnify and hold harmless the Sellers, the Company, any Group Company and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with any action taken by them pursuant to this Clause 11 or otherwise in connection with the Debt Financing at the request of the Buyer, its advisors or its Debt Financing Sources (or any affiliate or Representative thereof acting on behalf of Buyer) (other than as a result of the fraud, bad faith or wilful misconduct of, or material breach by, the Sellers, the Company, any Group Company or any of their respective Representatives).
11.8Notwithstanding anything contained in this Agreement to the contrary, the Company shall be deemed to have complied with all of its respective obligations set forth in Clause 11.3 unless (1) the Company has breached its respective obligations under Clause 11.3, (2) the Buyer has notified the Company of such breach and, to the extent such breach is capable of being cured, afforded the Company a reasonable opportunity to cure such breach and (3) the Debt Financing has not been obtained as a result of the Company’s breach of its respective obligations under Clause 11.3.
11.9For the avoidance of doubt, the parties acknowledge and agree that the provisions contained in this Clause 11 represent the sole obligation of the Sellers, the Company, the other Group Companies and their respective affiliates and Representatives with respect to the Sellers’ and the Group Companies’ cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations.
12.Claims
12.1The provisions of Part A of Schedule 5 shall apply in relation to the liability of each of the Sellers in respect of any Warranty Claim and where expressly so specified any Relevant Claim.
12.2The provisions of Part B Schedule 5 shall apply in relation to the liability of the Buyer in respect of any Buyer’s Warranty Claim.
12.3Save as set out in this Agreement, no other statement, promise or forecast made by or on behalf of any of the Sellers may form the basis of, or be pleaded in connection with, any claim by the Buyer against any of the Sellers and, without prejudice to the provisions of Clause 13 (Entire agreement), the Buyer acknowledges and agrees that none of the Sellers makes any representation or warranty as to:
(a)any projections or budgets delivered to or made available to the Buyer or any of its directors, officers, employees, agents or advisers regarding future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Group Companies; or
(b)any other information or documents made available to the Buyer or any of its directors, officers, employees, agents or advisers with respect to the Sellers or the Group Companies (as the case may be) or any of their businesses, assets, liabilities or operations, on or prior to the date of this Agreement, including in the documents provided in the Data Room.
12.4None of the Sellers’ Warranties, the Additional Warranty nor any other provision of the Share Purchase Documents shall be construed as a representation or warranty as to any judgement based on actuarial principles, practices or analyses by whomsoever made or as to the future fulfilment of any assumption. In particular, and without prejudice to the generality of the foregoing:
(a)the Buyer acknowledges and agrees with the Sellers that the Buyer is responsible for carrying out due diligence prior to entering into this Agreement to assess the adequacy and reasonableness of the liabilities, provisions for claims or expected loss (whether in respect of reported claims or in respect of liabilities or claims which have been incurred but not reported), premiums, policy benefits, reinsurance recoverables, subrogation amounts, loss adjustment and other expenses and any other reserves of the Group Companies, as far as applicable, in respect of the insurance business of the Group and the Syndicates (the “Reserves”);
(b)no representation or warranty is made by or on behalf of the Sellers as to the adequacy or reasonableness of the amount of the Reserves; and
(c)notwithstanding anything otherwise contained in the Share Purchase Documents, no provision of any such document shall be construed as constituting, directly or indirectly, such a representation or warranty.
12.5The Buyer acknowledges and agrees that:
(a)it is a sophisticated person, and has engaged expert advisors experienced in the evaluation and acquisition of companies and businesses such as the Transaction as contemplated hereby;
(b)it has conducted due diligence on the Group Companies and has been provided with, and has evaluated, such documents and information in the Data Room, through the Q&A process and through management presentations;
(c)it has received materials relating to the business of the Group Companies available in the Data Room, through the Q&A process and through management presentations and has been afforded the opportunity to obtain any additional information necessary to otherwise evaluate the merits of the Transaction; and
(d)it shall not, and shall not be entitled to, make any Relevant Claim against a Seller for any breach of the Sellers’ Warranties or the Additional Warranty by another Seller.
13.Protective Covenants
Each of the Sellers severally covenants with the Buyer, and for the benefit of each Buyer Group Company, on the terms set out with respect to such Seller in Schedule 9.
14.Entire agreement
Each party acknowledges and agrees for itself (and as agent for each of its respective Related Undertakings) that:
(a)the Share Purchase Documents constitute the entire agreement between the parties and supersede any prior agreement, understanding, undertaking or arrangement between the parties relating to the subject matter of the Share Purchase Documents;
(b)by entering into the Share Purchase Documents, they do not rely on any statement, representation, assurance or warranty of any person (whether a party to the Share Purchase Documents or not and whether made in writing or not) other than as expressly set out in the Share Purchase Documents;
(c)the only rights or remedies available to any party in connection with the Share Purchase Documents shall be solely for breach of contract except as otherwise expressly provided for in this Agreement; and
(d)nothing in this Clause, and no other limitation in this Agreement, shall exclude or limit any liability for fraud.
15.Effect of Completion
All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed and Completion shall not constitute a waiver of any party’s rights in relation to this Agreement.
16.Termination
16.1Save as expressly stated in this Agreement, the sole remedy of the Buyer against the Sellers or of the Sellers against the Buyer for breach of a Buyer’s Warranty or Sellers’ Warranty or Additional Warranty respectively shall be an action in damages.
16.2Save as provided in Clauses 2.12 or 7.6 (in respect of a failure to complete on the part of one or more of the Sellers), the Buyer shall not be entitled to terminate or rescind this Agreement by reason of any Relevant Claim or for any other reason.
17.Further assurances
Each party shall execute or, so far as it is able, procure that any necessary third party shall execute all such documents and/or do or, so far as each is able, procure the doing of such acts and things as any other party shall after Completion reasonably require in order to effect the transfer of the Sale Shares in connection with the Transaction, provided that this obligation shall be limited in respect of each Seller to actions reasonably required to be taken in connection with the transfer of the Sale Shares held by that Seller.
18.Announcements and confidentiality
18.1Subject to Clause 18.2, each press release (each, an “Announcement”) to be made by any party on or around the date of this Agreement will be in substantially agreed form.
18.2Clause 18.1 does not apply to any Announcement if, and to the extent that:
(a)it is required to be made by the rules of Applicable Law, any stock exchange or any governmental, regulatory or supervisory body (including any Taxation Authority and any Regulatory Authority) or court of competent jurisdiction (“Relevant Body”) to which the party making the Announcement is subject, whether or not any of the same has the force of law; or
(b)the Sellers or another member of the Group are required to make any such Announcement to any current or prospective investor or to any Regulatory Authority; or
(c)the Buyer or another member of the Buyer’s Group is required to make any such Announcement to any current or prospective investor or to any Regulatory Authority,

provided that any such Announcement shall, so far as is practicable and lawful, be made after consultation with the other parties and after taking into account their reasonable requirements regarding the content, timing and manner of despatch of the Announcement in question.
18.3Subject to Clauses 18.4 and 18.5, each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing its obligations under the Share Purchase Documents which relates to:
(a)the subject matter and provisions of the Share Purchase Documents;
(b)the negotiations relating to the Share Purchase Documents; or
(c)any other party or its affiliates,
and each Seller shall treat as strictly confidential any Confidential Information and not use or disclose it to any other person.
18.4A party or any member of the Group may disclose information which would otherwise be confidential if and to the extent:
(a)required to fulfil a Condition;
(b)it is required to be made by the rules of Applicable Law or any Relevant Body to which the party making the disclosure is subject, whether or not any of the same has the force of law;
(c)required to vest the full benefit of this Agreement in such party;
(d)disclosure is made to its Related Undertakings and/or its Representatives, provided that any such Related Undertaking or Representative is first informed of the confidential nature of the information and such Related Undertaking or Representative acts in accordance with the provisions of Clause 18.3 as if it were a party hereto;
(e)disclosure is made to the professional advisers of that party on a need to know basis and provided such recipients have a duty to keep such information confidential;
(f)the information has come into the public domain through no fault of that party;
(g)disclosure is made by Alchemy or any Alchemy Affiliate to any Alchemy Affiliate or the direct or indirect investors or potential investors of it or any of its Alchemy Affiliates, provided that such disclosure is made under reasonable obligations of confidentiality. Disclosure shall not be deemed to have been made to any direct or indirect portfolio company of a fund managed and/or advised by an ASO Connected Person solely due to the fact that an employee, director or officer of Alchemy or an Alchemy Affiliate also serves as a director of such portfolio company; or
(h)each of the Buyer and the Sellers have given prior written approval to the disclosure, provided that any disclosure pursuant to paragraphs (a) or (b) above shall, so far as it practicable and lawful, be made only after consultation with the other party and taking into account its reasonable requirements regarding the content, timing and manner of disclosure.

18.5The provisions of Clause 18.3 shall not apply to any communication that the Sellers or the Buyer are required to send to (or make any announcement pursuant to the rules of) any Regulatory Authority.
19.Severance
Each provision of this Agreement is severable and distinct from the others and, if any provision is, or at any time becomes, to any extent or in any circumstances invalid, illegal or unenforceable for any reason, that provision shall to that extent be deemed not to form part of this Agreement but the validity, legality and enforceability of the remaining parts of this Agreement shall not be affected or impaired, it being the parties’ intention that every provision of this Agreement shall be and remain valid and enforceable to the fullest extent permitted by law.
20.Set off and post-Completion adjustments
20.1Except as otherwise provided in Clause 4.5 (in relation to any Specified Pre-Completion Leakage) and this Clause 20 the Buyer shall not be entitled to set off any sum due by it to any of the Sellers against any sum due by any of the Sellers to the Buyer under or in relation to this Agreement or otherwise and all such sums shall be paid free and clear of all deductions and withholdings save for any which may be required by law.
20.2Prior to Completion, if (i) there has been any Recovered VAT in respect of the Disclosed Transaction Costs or (ii) the Company reasonably believes based on independent third-party tax advice (given to the standard as if the advisor were signing off on the Company’s tax returns) that an amount of VAT is recoverable in relation to the Disclosed Transaction Costs and the Buyer agrees (acting reasonably and in good faith) to the inclusion of such recoverable VAT (provided that if the Buyer does not seek any adjustments to the amount of such recoverable VAT included in the Indicative Completion Schedule pursuant to Clause 5.2, the Buyer shall be deemed to have agreed to the inclusion of such recoverable VAT), the Sellers shall include the amount of any such Recovered VAT, and/or reasonable estimates for any such recoverable VAT, in the Completion Schedule so as to be treated as a reduction in any amount of the Disclosed Transaction Costs.
20.3Following Completion, to the extent not recovered prior to Completion, the Buyer shall, and shall procure that any Group Company shall, take all reasonable measures to recover any VAT as input tax in respect of the Disclosed Transaction Costs and/or any Leakage. Subject to this Clause 20, the Buyer shall pay to each Seller the proportion (equal to the amount set out in column D opposite that Seller’s name divided by the amount set out in cell D41, in each case in the tab named “Table for SPA schedule” of the Completion Schedule) of the Recovered VAT in respect of the Disclosed Transaction Costs or any Leakage.
20.4Upon becoming aware of any Recovered VAT in respect of the Disclosed Transaction Costs or Leakage, the Buyer shall notify the Sellers of the amount of any Recovered VAT payable to each Seller and shall make a payment to the Sellers as soon as reasonably practicable after the Buyer has determined (acting reasonably and in good faith) that the relevant Group Company has recovered the VAT .
20.5To the extent that:
(a)any Recovered VAT is disallowed in whole or in part or becomes repayable or there is a successful challenge by HMRC in relation to the whole or any part of any Recovered VAT after the date on which payment has been made under Clause 20.3; or

(b)(in respect of any amounts included in the Completion Schedule pursuant to Clause 20.2) any Recovered VAT is disallowed in whole or in part or becomes repayable or there is a successful challenge by HMRC in relation to the whole or any part of any Recovered VAT after Completion; or
(c)(in respect of any estimated amounts included in the Completion Schedule pursuant to Clause 20.2) the relevant Group Company is not in fact able to recover the VAT in question, each Seller shall, as appropriate, (i) repay such disallowed, repayable or challenged amounts as they have actually received under Clause 20.3 to the Buyer, or (ii) pay to the Buyer an amount equal to their respective allocation of any amount included in the Completion Schedule referable to such disallowed, repayable or challenged amounts or not in fact so recovered.
20.6The Buyer shall be entitled to set off any sum due under Clause 20.3 against any sums due under Clause 9.2.
20.7The Buyer shall have no liability to make any payment under Clause 20.3 to the extent that the Recovered VAT has been included in the Completion Schedule pursuant to Clause 20.2.
21.Alterations
No purported alteration of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement.
22.Counterparts
This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but taken together, they shall constitute one and the same instrument.
23.Costs
Except:
23.1as otherwise agreed in writing between the Sellers and the Company;
23.2for any Permitted Leakage Payments;
23.3the Sellers’ W&I Costs Contribution Amount,
23.4each of the parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement and all ancillary documents.
24.Currency
Any monetary sum to be taken into account in this Agreement where that sum is expressed in a currency other than US dollars shall be converted into US dollars at the spot rate applicable to the balance of all such amounts as are expressed in that currency at close of business in London three (3) Business Days prior to the Completion Date as quoted by Bloomberg Generic London pricing source.

25.Agreement binding
This Agreement shall be binding on and shall ensure for the benefit of the successors in title of each party.
26.Rights of third parties
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
27.Remedies and waivers
The rights and remedies of each party to this Agreement are, except where expressly stated to the contrary, without prejudice to any other rights and remedies available to it. No neglect, delay or indulgence by any party in enforcing any provision of this Agreement shall be construed as a waiver and no single or partial exercise of any rights or remedy of any party under this Agreement will affect or restrict the further exercise or enforcement of any such right or remedy.
28.Several liability
The obligations and warranties of the Sellers in this Agreement are, in each case, several and not joint or joint and several.
29.Notices
29.1Except for any service document, which shall be provided in accordance with Clause 33, a notice or other communication given under or in connection with this Agreement must be:
(a)in writing;
(b)in the English language; and
(c)sent by the Permitted Method to the Notified Address.
29.2The “Permitted Method” means any of the methods set out in column (1) below. A notice given by the Permitted Method will be deemed to be given and received on the date set out in column (2) below:

(1) Permitted Method	(2) Date on which Notice deemed given
Delivery by hand	When left at the Notified Address
Email	At time of transmission
First class pre-paid post	Two (2) Business Days after posting
Prepaid air-mail courier	Two (2) Business Days after posting

29.3The “Notified Addresses” of each of the parties is as set out below:

Name of party	Address	Email address	Marked for the attention of:
Alchemy	1 rue Hildegard von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg	[***]	[***]
Howden	One Creechurch Place, London, United Kingdom, EC3A 5AF	[***]	[***]
Metacomet	2605 100 South Pointe Drive, Miami Beach, Florida, 33139, United States	[***]	[***]
Company	1 Bishopsgate, London, United Kingdom, EC2N 3AQ	[***]	[***]
Buyer	800 Gessner Road, Suite 600, Houston, Texas 77024, United States of America	[***]	[***]
With copy, in the case of the Sellers, to:

Name	Address	Email address	Marked for the attention of:
Willkie Farr & Gallagher (UK) LLP	CityPoint 1 Ropemaker Street London EC2Y 9AW United Kingdom	[***]	[***]
and in the case of the Buyer, to:

Name	Address	Email address	Marked for the attention of:
RPC	Tower Bridge House St Katharine’s Way London E1W 1AA	[***]	[***]
29.4The parties may, by notice to the other parties, substitute for their Notified Address set out above for such other Notified Address.
30.Assignment
30.1Save as provided under Clause 30.2, no party shall, and neither shall any party purport to, assign, transfer, charge or otherwise deal with all or any of its respective rights or obligations under this Agreement nor grant, declare, create or dispose of any right or interest in this Agreement without the prior written consent of the other parties.
30.2Subject to any assignment not increasing any liability or creating a liability which would not otherwise have existed for the parties, the benefit of rights under this Agreement (including the Buyer’s Warranties, the Sellers’ Warranties and the Additional Warranty, as applicable) may be assigned by (A) the Buyer to any member of the Buyer’s Group (provided that if such person ceases to be a member of the Buyer’s Group, it shall assign its rights back to the Buyer by no later than one Business Day prior to such person ceasing to be a member of the Buyer’s Group) or (B) Howden to any subsidiary of Howden Group Holdings Limited (a “Howden Group Company”) (provided that if such person ceases to be a Howden Group Company, it shall assign its rights back to Howden or to another Howden Group Company by no later than one Business Day prior to such person ceasing to be a Howden Group Company).
30.3The parties acknowledge that this Agreement is a contract entered into for the purposes of the acquisition, disposal or transfer of an ownership interest in a firm (as defined in s 1173(1) CA 2006). Regulation 2 of The Business Contract Terms (Assignment of Receivables) Regulations 2018 does not apply to any term of this Agreement.
30.4Any purported assignment in contravention of this Clause 30 shall be void.
31.Governing law
31.1This Agreement and any non-contractual obligations connected with it is governed by, and shall be construed in accordance with, English law.
31.2The parties irrevocably agree that all disputes arising under or in connection with this Agreement, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.
32.Jurisdiction
32.1The parties irrevocably agree that the courts of England and Wales are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:
(a)determine any claim, dispute or difference arising under or in connection with this Agreement, any non-contractual obligations connected with it, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, whether the alleged liability shall arise under the law of England or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts (“Proceedings”); or
(b)grant interim remedies, or other provisional or protective relief.
32.2The parties submit to the exclusive jurisdiction of the courts of England and Wales and accordingly any Proceedings may be brought against the parties or any of their respective assets in such courts.
33.Agent for service
33.1The Buyer irrevocably appoints Elemental Process Agent Limited (“Elemental”) as its agent to receive service on its behalf in England and agrees that:

(a)service shall be deemed completed on delivery to Elemental’s registered office whether or not the relevant proceedings are received by Elemental and Clause 30.2 shall apply to determine the deemed time of service as if references in that Clause to the giving of a notice were to the service of any proceedings arising out of or in connection with this Agreement;
(b)if for any reason Elemental ceases to act as the Buyer’s agent or no longer has an address in England, the Buyer shall within five (5) Business Days appoint a substitute agent (the identity of whom shall have been agreed in advance with the Sellers) with an address in England and shall give notice to the Sellers of the substitute agent’s name, address, together with a copy of the substitute agent’s acceptance of the appointment; and
(c)service on Elemental shall constitute effective service on the Buyer unless and until the Sellers receive notice in accordance with Clause 33.1(b) from the Buyer of the appointment of any substitute agent and with effect from the Sellers’ receipt of such notice the substitute agent shall be deemed to be the Buyer’s agent for the purposes of this Clause 33.
33.2Metacomet irrevocably appoints the Company as its agent to receive service on its behalf in England and agrees that:
(a)service shall be deemed completed on delivery to the Company’s registered office whether or not the relevant proceedings are received by the Company and Clause 30.2 shall apply to determine the deemed time of service as if references in that Clause to the giving of a notice were to the service of any proceedings arising out of or in connection with this Agreement;
(b)if for any reason the Company ceases to act as Metacomet’s agent or no longer has an address in England, Metacomet shall within five (5) Business Days appoint a substitute agent (the identity of whom shall have been agreed in advance with the Buyer) with an address in England and shall give notice to the Buyer of the substitute agent’s name, address, together with a copy of the substitute agent’s acceptance of the appointment; and
(c)service on the Company shall constitute effective service on Metacomet unless and until the Buyer receives notice in accordance with Clause 33.1(b) from Metacomet of the appointment of any substitute agent and with effect from the Buyer receipt of such notice the substitute agent shall be deemed to be Metacomet’s agent for the purposes of this Clause 33.
33.3Alchemy irrevocably appoints Alchemy Special Opportunities LLP as its agent to receive service on its behalf in England and agrees that:
(a)service shall be deemed completed on delivery to Alchemy Special Opportunities LLP’s registered office whether or not the relevant proceedings are received by Alchemy Special Opportunities LLP and Clause 30.2 shall apply to determine the deemed time of service as if references in that Clause to the giving of a notice were to the service of any proceedings arising out of or in connection with this Agreement;
(b)if for any reason Alchemy Special Opportunities LLP ceases to act as Alchemy’s agent or no longer has an address in England, Alchemy shall within five (5) Business Days appoint a substitute agent (the identity of whom shall have been agreed in advance with the Buyer) with an address in England and shall give notice to the Buyer of the substitute agent’s name, address, together with a copy of the substitute agent’s acceptance of the appointment; and

(c)service on Alchemy Special Opportunities LLP shall constitute effective service on Alchemy unless and until the Buyer receives notice in accordance with Clause 33.1(b) from Alchemy of the appointment of any substitute agent and with effect from the Buyer receipt of such notice the substitute agent shall be deemed to be Metacomet’s agent for the purposes of this Clause 33.
33.4Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law.
IN WITNESS whereof, this Agreement has been entered into by the parties on the date set out at the beginning of this Agreement.

Schedule 1
Sale Shares
[***]

Schedule 2
Information about the Group
Part A – The Company
[***]

Part B – The Subsidiaries

[***]

Schedule 3
The Warranties
Part A – The Sellers’ Warranties
[***]
Part B– The Buyer’s Warranties
[***]
Part C– Additional Warranty given by Metacomet and Howden
[***}

Schedule 4
Completion
Part A– The Sellers’ Obligations
[***]
Part B– The Buyer’s Obligations
[***]

Schedule 5
Limitation on Liability
Part A– Limitation on the liability of the Sellers
[***]
Part B– Buyer Limitations
[***]

Schedule 6
Pre-Completion Conduct and Undertakings
Part A
[***]
Part B
[***]

Schedule 7
Permitted Leakage
[***]

Schedule 8
Share Consideration Allocation and Rounding Adjustment; Legends
Part A
[***]
Part B
[***]

Schedule 9
Protective Covenants
1.Part A: Alchemy
[***]
Part B: Howden
[***]
Part C: Metacomet
[***]

Schedule 10
Lock-Up
[***]

Schedule 11
Definitions and Interpretation
1.In this Agreement:
“ABL” means Apollo Bermuda Limited (company registration number 202100797);
“Additional Notice Giver” has the meaning given in Clause 2.1(a);
“Additional Warranty” means the warranty given in Part C of Schedule 3 by each of Metacomet and Howden;
“Affected Party” has the meaning given in Clause 7.5;
“Alchemy Affiliate” means any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, Alchemy, but shall not include the direct or indirect portfolio companies of funds managed and/or advised by any ASO Connected Person;
“Announcement” has the meaning given in Clause 18.1;
“APL 16” means Apollo No.16 Limited;
“Applicable Laws” means all applicable laws, statutes, statutory guidance, rules and regulations, including the Lloyd’s Regulations and any rules or regulations or directions of any Regulatory Authority;
“ASO Connected Person” means: (i) Alchemy Special Opportunities Fund IV LP; (ii) Alchemy Special Opportunities LLP; and (iii) Alchemy Special Opportunities (Guernsey) Limited;
“Bermuda Exchange Control Act” means the Exchange Control Act 1972 of Bermuda and related regulations;
“Bermuda Insurance Act” means the Insurance Act 1978 of Bermuda;
“BMA” means the Bermuda Monetary Authority;
“Burdensome Condition” has the meaning given in Clause 2.3;
“Business Day” means a day other than a Saturday or Sunday on which banks are ordinarily open for the transaction of normal banking business in London, New York and Houston;
“Business Plan” means the business plan contained in the Data Room in folder 2.1.10;
“Business Warranties” means the warranties given by the Management Sellers under the Management Warranty Deed;
“Buyer Common Stock” means the duly authorised, validly issued and fully paid shares of common stock of par value $0.01 per share of the Buyer;

“Buyer’s Group” means the Buyer and its Related Undertakings, including (from Completion) the Group Companies and “Buyer Group Company” means any member of the Buyer Group;
“Buyer’s SEC Reports” has the meaning given to it in paragraph 9 in Part B of Schedule 3;
“Buyer’s Solicitors” means Reynolds Porter Chamberlain LLP of Tower Bridge House, St Katharine’s Way, London E1W 1AA;
“Buyer’s Warranties” means the warranties set out in Part B of Schedule 3 to be given by the Buyer to the Sellers on the date of this Agreement;
“Buyer’s Warranty Claim” means any claim, demand, action, proceeding or suit by the Sellers involving or relating to a breach of the Buyer’s Warranties, whether for damages, compensation or any other relief;
“CA 2006” means the Companies Act 2006;
“Cash Consideration” means the amount set out in cell G19 of the tab named “Table for SPA schedule” in the Completion Schedule;
“Cash Consideration Allocation” means, in respect of each Seller, the amount set out opposite that Seller’s name in column N of the tab named “Table for SPA schedule” in the Completion Schedule;
“Company” means Apollo Group Holdings Ltd (company registration number 12878158), further details of which are set out in Part A of Schedule 2;
“Completion” means completion of the sale and purchase of the Sale Shares by the performance by the Sellers of their respective obligations under Clause 3 and Schedule 4;
“Completion Date” means the date on which Completion occurs;
“Completion Schedule” has the meaning given in Clause 5.1;
“Communication Plan” means the plan, in agreed form, concerning communications in relation to the existence or content of this Agreement;
“Conditions” has the meaning given in Clause 2.1;
“Confidential Information” means all information relating to any Group Company’s business, financial or other affairs (including future plans and targets of any Group Company) which is not in the public domain;
“Consideration” has the meaning given in Clause 4.1;
“Control” means, in respect of any person, the possession of, or the entitlement to possess, whether directly or indirectly, the power or right to:

(a)appoint a majority of the board of directors or equivalent governing body of that person; or
(b)exercise a majority of the voting rights attaching to the securities or other membership interests issued by such person, in each case, whether through the ownership of voting securities or by any agreement (including a shareholders’ agreement, side letter or similar arrangement) and “controlled” shall be construed accordingly;
“Corporate Members” means each of Apollo No.16 Limited and Apollo No.18 Limited;
“CTA 2010” means the Corporation Tax Act 2010;
“Data Room” means all correspondence, documents and other information made available by the Sellers for inspection by the Buyer and its advisers in the electronic data room hosted by Evercore Partners International LLP as at 2 September 2025;
“Debt Commitment Papers” means the commitment letter executed by the Debt Financing Sources on or prior to the date of this Agreement (including all related exhibits, schedules, annexes, supplements and term sheets thereto), as amended from time to time after the date hereof in compliance with Clause 11.2;
“Debt Commitments” means the debt commitments set out in the Debt Commitment Papers;
“Debt Fee Letters” has the meaning given in Clause 11.2(f)(ii);
“Debt Financing” has the meaning given in Clause 11.2(b);
“Debt Financing Agreements” has the meaning given in Clause 11.2(d)(ii);
“Debt Financing Sources” means the persons (including the lenders and each agent and arranger) that have committed to provide, or have otherwise entered into agreements in connection with the Debt Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns;
“Disclosed Transaction Costs” means any investment banking, financial, legal, regulatory and tax advisory costs and expenses incurred (and any other expenses reasonably incurred) by or on behalf of the Company in connection with the Transaction (being the amount set out in cell G8 in the “Table for SPA schedule” tab of the Completion Schedule, before adding any VAT), in each case together with any applicable VAT payable by the relevant Group Company (which shall be net of any Recovered VAT and any recoverable VAT which has been agreed between the Buyer and the Seller in accordance with Clause 20.2);
“EBT” has the meaning given in the Management Sellers’ SPA;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);
“Effective Time” means 00:00:01 Greenwich Mean Time on 1 January 2026;
“Exchange Act” means the United States Exchange Act of 1934, as amended;
“FCA” means the United Kingdom Financial Conduct Authority empowered under FSMA or any successor authority to any or all of its regulatory functions in the United Kingdom;
“Financial Model” means the financial model contained in the Data Room in folder 2.1.10;
“FSMA” means the Financial Services and Markets Act 2000;
“GBP”, “pound sterling” or “£” means the lawful currency of England from time to time;
“Group” means the Company and each of its subsidiary undertakings (whether direct or indirect and including for the avoidance of doubt Apollo Partners LLP but excluding for the avoidance of doubt the Syndicates) and “Group Company” means any member of the Group, as set out in Part B of Schedule 2;
“HMRC” means HM Revenue and Customs;
“holding company” means a holding company (as defined by section 1159 CA 2006) or a parent undertaking (as defined by section 1162 CA 2006) and in interpreting those sections for the purposes of this Agreement, a company is to be treated as the holding company or the parent undertaking (as the case may be) of another company even if its shares in the other company are registered in the name of (i) a nominee, or (ii) any party holding security over those shares, or that secured party’s nominee;
“Howden Group Company” has the meaning given in Clause 30.2;
“Imposed Condition” has the meaning given in Clause 2.3;
“Indicative Completion Schedule” means the agreed form spreadsheet entitled “Gemini – Draft Funds Flow (2 Sep)_vSigning”;
“Initial Long Stop Date” has the meaning given it in Clause 2.2;
“Irrevocable Instruction” means an instruction, in the agreed form, from the Buyer to its transfer agent irrevocably instructing the Buyer’s transfer agent to issue book-entry shares to Metacomet and Howden;
“ITA” means the Income Tax Act 2007;

“Leakage” means any payment, incurrence or assumption of a liability or transfer by or loss of value from a Group Company which is or is in the nature of:
(a)any dividend (whether in cash on in specie), bonus issue (whether relating to the Transaction or otherwise) or other distribution of capital, income or profit declared, paid or made or any repurchase, reduction, redemption, repayment or return of share or loan capital (or any other relevant securities) by any Group Company to any Seller or a member of such Seller’s Group;
(b)any payments (including any management, monitoring, service or directors’ fees, bonus (including retention bonuses) or other compensation) made or agreed to be made by any Group Company to, or assets transferred to or liabilities assumed, indemnified or incurred by any Group Company for the direct or indirect benefit of, any Seller or a member of such Seller’s Group (including with respect to any share capital or other securities of any Group Company);
(c)any transfer, surrender, purchase or disposal of an asset (including at an undervalue), right or benefit, by a Group Company to or for the benefit of a Seller (or any member of such Seller’s Group) other than on arm’s length terms and made in the ordinary course of business;
(d)the entry into, amendment or termination of any contract between a Group Company and a Seller (or any member of such Seller’s Group) other than on arm’s length terms and made in the ordinary course of business;
(e)lending, borrowing or the payment of interest payments between a Group Company and a Seller (or any member of such Seller’s Group) other than on arm’s length terms and made in the ordinary course of business;
(f)any obligations or liabilities assumed or incurred by a Group Company for the benefit of a Seller (or any member of such Seller’s Group);
(g)a guarantee, indemnity, waiver or discharge or security to support any obligations or liabilities (including in relation to any recharging costs of any kind) of a Seller (or any member of such Seller’s Group);
(h)the waiver, deferral, forgiveness, release or discount of (i) sums, amounts, rights, values, benefits or obligations owing from a Seller (or any member of such Seller’s Group) to a Group Company or (ii) any claim (howsoever arising) against a Seller (or any member of such Seller’s Group);
(i)any legally binding agreement or other commitment by a Group Company to do or undertake to do any of the foregoing matters;
(j)any Disclosed Transaction Costs; and
(k)any liability to Tax arising from anything set out in limbs (a) to (j) above, in each case other than any Permitted Leakage Payment and in each case, subject to Clause 20 net of any amount in respect of Recovered VAT in connection with (a) to (j);
“Leakage Claim” means a claim by the Buyer in respect of Leakage which is prohibited by Clause 9.1;
“Lenders” has the meaning given in Clause 11.1(a);

“Lloyd’s” means the society incorporated by the Lloyd’s Act 1871 with the name Lloyd’s;
“Lloyd’s Controller” has the meaning given in Clause 2.1(b);
“Lloyd’s Regulations” means any requirement imposed by any byelaw or regulation or code of practice made under the Lloyd’s Acts 1871 to 1982, any condition or requirement imposed or direction given under any such byelaw or regulation or code of practice, any direction given under section 6 of the Lloyd’s Act 1982, any requirement imposed by or under any undertaking given by any Group Company to Lloyd’s and any other requirement imposed or direction given by Lloyd’s;
“Locked Box Accounts” means the audited consolidated accounts of the Company as at the Locked Box Date and the audited individual company accounts (including the statement of financial position as at the Locked Box Date) of each Group Company that is required to file audited individual company accounts as at the Locked Box Date;
“Locked Box Date” means 31 December 2024;
“Long Stop Date” has the meaning given it in Clause 2.2;
“Management Sellers” has the meaning given in the Management Sellers’ SPA;
“Management Sellers’ SPA” means the share purchase agreement entered into between the Buyer, the Management Sellers and the EBT on or around the date of this Agreement;
“Management Warranty Deed” means the management warranty deed between the Senior Management Warrantors and the Buyer dated on or around the date of this Agreement;
“Managing Agent” means Apollo Syndicate Management Limited;
“Minority Sellers” means holders of legal and/or beneficial interest in the Sale Shares other than the Sellers and the Management Sellers;
“Minority Seller SPAs” means the sale and purchase agreements, substantially in agreed form, to be entered into by the Buyer and each Minority Seller (or such persons who are authorised to enter into such agreement on behalf of the relevant Minority Seller) in relation to the sale of the Minority Shares to the Buyer between the date of this Agreement and the Completion Date;
“Minority Shares” means the Shares to be sold by the Minority Sellers, in aggregate, pursuant to the Minority Seller SPAs;
“Notified Address” has the meaning given in Clause 29.3;
“Ordinary Shares” means the ordinary shares in the capital of the Company;

“Paying Agent” means Global Loan Agency Services Limited, or such other paying agent as is agreed between the Buyer and the Sellers, acting reasonably;
“Paying Agent Agreement” means the agreement, substantially in the agreed form, to be entered into prior to Completion between the Paying Agent and the parties to this Agreement and the Management Sellers’ SPA, or such other replacement agreement as the Buyer, the Institutional Sellers and the Management Sellers’ Representative (in accordance with the Management Sellers’ SPA) shall agree, each acting reasonably;
“Permitted Leakage Payment” means any payment, incurrence or assumption of a liability or transfer by or loss of value from a Group Company set out in Schedule 7;
“Permitted Method” has the meaning given in Clause 29.2;
“PRA” means the United Kingdom Prudential Regulation Authority empowered under FSMA or any successor authority to any or all of its regulatory functions in the United Kingdom from time to time;
“Pre-Completion Undertakings” means the pre-completion undertakings and conduct set out in Schedule 6;
“Proceedings” has the meaning given in Clause 32.1;
“Recovered VAT” means any VAT liability actually recovered by any Group Company as input Tax;
“Regulatory Authority” means any person, body, authority, government, local government, stock exchange, court, tribunal, executive branch, department, regulatory agency, trade agency, with regulatory, enforcement, administrative, judicial, adjudicative, and/or criminal law powers in any jurisdiction and includes the Relevant Authorities;
“Related Undertaking” in relation to any company means any subsidiary or holding company of that company or any subsidiary of any such holding company;
“Relevant Authority” means the PRA, the FCA, Lloyd’s or the BMA (as the case may be) and “Relevant Authorities” means two or more of them;
“Relevant Body” has the meaning given in Clause 18.2(a);
“Relevant Claim” means a claim by the Buyer under or in respect of this Agreement;
“Relevant Seller” has the meaning given in Clause 4.5;
“Remuneration Policy” means the Company’s remuneration policy as set out in Data Room in folder 7.5.1;
“Representatives” means, in relation to any person, its directors, officers, employees, agents, advisers, accountants and consultants;

“Required Submissions” has the meaning given in Clause 2.6;
“Reserve” has the meaning given in Clause 12.4(a);
“Rounding Adjustment Amount” means the amount set out in cell G20 of the tab named “Table for SPA schedule” in the Completion Schedule;
“Rounding Adjustment Amount Allocation” means, in respect of each Seller receiving Share Consideration Allocation, the amount set out opposite that Seller’s name in column J of the tab named “Table for SPA schedule” in the Completion Schedule;
“RSUs” means restricted stock units of the Buyer issued in accordance with Clause 8 and the RSU Grant Agreement;
“RSU Grant Agreement” means the letter in the agreed form to be entered into between the Buyer and the remuneration committee of the Company and the Managing Agent setting out the terms on which the RSUs shall be awarded to eligible recipients;
“Sale Shares” means the shares to be sold by each Seller under this Agreement and as set out opposite their name in Schedule 1;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the United States Securities Act of 1933, as amended;
“Seller Claim” means any claim, proceeding, suit or action against any Seller in respect of any breach, indemnity, covenant, agreement, undertaking or other matter whatsoever under or pursuant to this Agreement (other than Clauses 4.5 and/or 9 (Leakage));
“Seller Group” means:
(a)in relation to Sellers other than Alchemy, that Seller and its Related Undertakings; and
(b)in relation to Alchemy, any ASO Connected Person,
provided that notwithstanding any of the foregoing and for the avoidance of doubt (i) no Group Company shall be a Related Undertaking or ASO Connected Person of a Seller and (ii) no Seller shall be a Related Undertaking of another Seller;
“Sellers” means Metacomet, Howden and Alchemy and “Seller” means any of them;
“Sellers’ Completion Payment” means the portion of the Consideration payable to the Sellers at Completion;
“Sellers’ Solicitors” means Willkie Farr & Gallagher (UK) LLP of CityPoint, 1 Ropemaker Street, London EC2Y 9AW;

“Sellers’ W&I Costs Contribution Amount” means the number set out in cell G11 of the tab named “Table for SPA schedule” in the Completion Schedule, which shall be equal to 50% of the total cost payable by the Buyer under the W&I Policy, provided that the Sellers' W&I Costs Contribution Amount shall be capped at $[***];
“Sellers’ Warranties” means the means the warranties contained in Part A of Schedule 3 and “Sellers’ Warranty” means any of them;
“Senior Employee” means any person employed or engaged by any Group Company who is entitled to a basic salary (on the basis of full time employment) in excess of £150,000 per annum;
“Senior Management Warrantors” has the meaning given in the Management Warranty Deed;
“Share Consideration” means $183,966,600 represented by 3,679,332 shares of Buyer Common Stock at an issue price of $50, to be issued as soon as practicable following Completion in accordance with Clause 4.4(b) and 7.3;
“Share Consideration Allocation” means, in respect of each Seller, the number of shares of Buyer Common Stock set out opposite that Seller’s name in column M of the tab named “Table for SPA schedule” in the Completion Schedule;
“Share Purchase Documents” means this Agreement, the Management Sellers’ SPA, the Minority Seller SPAs, the Management Warranty Deed and the Disclosure Letter;
“Shareholders’ Agreement” means the amended and restated shareholders’ agreement among (1) Metacomet, (2) Howden, (3) Alchemy, (4) Sanne Trustee Services Limited (as trustee of the EBT), (5) the Initial Employee Shareholders (as defined therein), (6) the Initial Non-Employee Shareholders (as defined therein), (7) [***] and (8) the Company dated 11 February 2022;
“Shares” means the entire share capital of the Company, details of which are set out in Schedule 1 of this Agreement and the Management Sellers’ SPA;
“Specified Pre-Completion Leakage” has the meaning given in Clause 4.5;
“subsidiary” means a subsidiary undertaking (as defined by section 1162 CA 2006) or a subsidiary (as defined by section 1159 CA 2006) and in interpreting those sections for the purposes of this Agreement, a company is to be treated as a member of a subsidiary or member of a subsidiary undertaking as the case may be even if its shares are registered in the name of (i) a nominee, or (ii) any party holding security over those shares, or that secured party’s nominee;
“Surviving Provisions” means Clauses 1 (Definitions and interpretation), 12 (Claims against the Sellers), 13 (Entire agreement), 18 (Announcements and confidentiality), 19 (Severance), 20 (Set off), 20.1 (Alterations), 23 (Costs), 26 (Rights of third parties), 27 (Remedies and waivers), 28 (Several liability), 29 (Notices), 30 (Assignment), 31 (Governing law), 32 (Jurisdiction), and 33 (Agent for service);

“Syndicates” means the syndicates numbered 1100, 1969, 1971, 1994, 2454 and 3939, and the special purpose arrangement numbered 1925 (trading as Envelop SPA 1925 and hosted by Syndicate 1971) at Lloyd’s and “Syndicate” means any one of them;
“Tax Authority” means any other revenue, customs, fiscal, governmental, statutory, state or provincial authority, body or person in any relevant jurisdiction;
“Taxation” or “Tax” means:
(a)all forms of tax, levy, duty, charge, impost, withholding or other amount in the nature of tax whenever created or imposed and whether of the United Kingdom or elsewhere and including, without limitation, any income tax, corporation tax, capital gains tax, diverted profits tax, value added tax, turnover tax, sales tax, insurance premium tax, transfer tax, social security contributions, national insurance contributions, customs duties, excise duties, documentation duties; and
(b)all charges, interest, penalties and fines incidental or relating to any Taxation falling within paragraph (a) above or which arise as a result of the failure to pay any Taxation on the due date or to comply with any obligation relating to Tax;
“Taxation Authority” means HMRC or any other revenue, customs, fiscal, governmental, statutory, state or provincial authority, body or person, whether of the United Kingdom or elsewhere responsible for the collection of Tax;
“Third Party Claim” has the meaning given in Clause 5.1;
“Transaction” means the transactions contemplated by this Agreement or any part of such transactions;
“Unaffected Party” has the meaning given in Clause 7.5;
“USD”, “US dollar” or “$” means the lawful currency of the United States of America from time to time;
“VAT” means value added tax;
“VWAP Adjustment Amount” means the number in cell G13 in the “Table for SPA schedule” tab of the Completion Schedule;
“VWAP Adjustment Amount Allocation” means, in respect of each Seller receiving Share Consideration Allocation, the number set out opposite that Seller’s name in column K in the “Table for SPA schedule” tab of the Completion Schedule;
“Warranty Claim” means any claim demand, action, proceeding or suit by the Buyer involving or relating to a breach of the Sellers’ Warranties or the Additional Warranty, whether for damages, compensation or any other relief; and
“W&I Policy” means the warranty and indemnity insurance policy providing coverage in respect of the Business Warranties under the Management Warranty Deed and the contemplated specific risk policy, each to be purchased by the Buyer.

2.In this Agreement, unless the context requires otherwise:
(a)a document expressed to be in the agreed form means a document in a form which has been agreed by the parties on or before the execution of this Agreement and signed or initialled by them or on their behalf for the purposes of identification;
(b)the table of contents and the headings are inserted for convenience only and do not affect the interpretation of this Agreement;
(c)references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement, references to this Agreement include its Schedules, and references to a part or paragraph are to a part or paragraph of a Schedule to this Agreement;
(d)references to this Agreement or any other document or to any specified provision of this Agreement or any other document are to this Agreement, that document or that provision as from time to time amended in accordance with the terms of this Agreement or that document or, as the case may be, with the agreement of the relevant parties;
(e)words importing the singular include the plural and vice versa, words importing a gender include every gender, and references to a person include any natural person, company, firm, body corporate, partnership, limited partnership, foundation, association, organisation, trust, government, state, agency of a state or any undertaking (in each case whether or not having separate legal personality and irrespective of the jurisdiction in which it was formed or exists);
(f)references to any statute, statutory instrument, regulation, by-law or other requirement of English law and to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, legal status, Court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;
(g)references to time are to London time, unless otherwise specified;
(h)the rule known as the ejusdem generis rule shall not apply, and accordingly words introduced by words and phrases such as “include”, “including”, “other” and “in particular” shall not be given a restrictive meaning or limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible; and
(i)the word “company”, except where used in reference to the Company, shall be deemed to include any partnership, undertaking or other body of persons, whether incorporated or not incorporated and whether now existing or formed after the date of this Agreement.
3.The Schedules form part of this Agreement.
4.In this Agreement, unless the context requires otherwise, a reference to any statute or statutory provision (whether of the United Kingdom or elsewhere) includes:
(a)any subordinate legislation (as defined by section 21(1) Interpretation Act 1978) made under it; and
(b)any provision which it has superseded or re-enacted (with or without modification), and any provision superseding it or re-enacting it (with or without modification), before or on the date of this Agreement, or after the date of this Agreement except to the extent that the liability of any party is thereby increased or extended, and any such statute, statutory provision or subordinate legislation as is in force at the date of this Agreement shall be interpreted as it is interpreted at the date of this Agreement and no account shall be taken of any change in the interpretation of any of the foregoing by any court of law or tribunal made after the date of this Agreement.

Executed for and on behalf of
ASO VICTORIA 4 S.À R.L. by

……………………………………..
[NAME OF AUTHORISED SIGNATORY]

……………………………………..
[SIGNATURE OF AUTHORISED SIGNATORY]

……………………………………..
[NAME OF AUTHORISED SIGNATORY]

……………………………………..
[SIGNATURE OF AUTHORISED SIGNATORY]

Executed for and on behalf of
METACOMET LLC by

……………………………………..
[NAME OF AUTHORISED SIGNATORY]

……………………………………..
[SIGNATURE OF AUTHORISED SIGNATORY]

Executed for and on behalf of
HOWDEN APOLLO LIMITED by

……………………………………..
[NAME OF AUTHORISED SIGNATORY]

……………………………………..
[SIGNATURE OF AUTHORISED SIGNATORY]

Executed for and on behalf of
SKYWARD SPECIALTY INSURANCE GROUP, INC. by

……………………………………..
[NAME OF AUTHORISED SIGNATORY]

……………………………………..
[SIGNATURE OF AUTHORISED SIGNATORY]

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Executed for and on behalf of
APOLLO GROUP HOLDINGS LIMITED by

……………………………………..
[NAME OF AUTHORISED SIGNATORY]

……………………………………..
[SIGNATURE OF AUTHORISED SIGNATORY]

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